UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number 000-49796

CUSIP Number 205306103

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

TruBridge, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

54 St. Emanuel Street

Address of Principal Executive Office (Street and Number)

Mobile, Alabama 36602

City, State and Zip Code

PART II–RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III– NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Subsequent to TruBridge, Inc. (the “Company”) issuing its earnings press release for the fiscal quarter ended June 30, 2024, the Company’s management concluded that there was a deficiency in the Company’s internal control over financial reporting related to the Company’s procedures for processing customer contract changes and terminations and issuing credits to customers. It was determined that this deficiency existed as of December 31, 2023 and continued through June 30, 2024, and it was determined to be a material weakness. As a result, Management’s Report on Internal Control Over Financial Reporting included in Item 9A of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “2023 Form 10-K”) and the opinion of Grant Thornton LLP relating to the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023 included in the 2023 Form 10-K should no longer be relied upon. Additionally, the statements within “Evaluation of Disclosure Controls and Procedures” included in Part II, Item 9A of the 2023 Form 10-K and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2024 (the “Q1 2024 10-Q”) regarding the effectiveness of the Company’s disclosure controls and procedures for the periods presented are no longer accurate due to the material weakness described above.

The material weakness was identified in connection with certain out-of-period adjustments included in the Company’s accounts receivable and total revenues for the fiscal quarter ended June 30, 2024 (“Q2 2024”). Such adjustments were required based on management’s identification during Q2 2024 of a backlog of credits to customers in response to such customers being overbilled during the fiscal year ended December 31, 2023 and the three months ended March 31, 2024. This backlog of credits resulted from the Company’s increased communications with customers as part of management’s increased focus on improvements in collections and working capital management. Such credits are issued by the Company in the ordinary course of business but a backlog of credits was not accrued as of December 31, 2023. Management evaluated the deficiency in internal controls over financial reporting which allowed this non-accrual to remain undetected as of December 31, 2023 and, as previously noted, concluded that it rose to the level of a material weakness. Since December 31, 2023, the Company’s management, under the new Chief Financial Officer, has worked to improve its procedures for processing customer contract changes and terminations and issuing credits to customers, including adding key personnel to the Company’s finance team.

Based on the qualitative and quantitative assessments required by Securities and Exchange Commission Staff Accounting Bulletin (“SAB”) 99, the Company’s management has concluded that the out-of-period adjustments for Q2 2024 did not result in a material misstatement of the Company’s previously issued financial statements. Additionally, the Company’s management has concluded that the out-of-period adjustments for Q2 2024 are not material to the Company’s financial results for the three and six months ended June 30, 2024, nor are these out-of-period adjustments expected to have a material effect on the forecasted results for the full fiscal year 2024.

The Company has determined that it will prepare and file amendments to the 2023 Form 10-K and the Q1 2024 Form 10-Q in order to disclose the material weakness in internal controls described above. Given the scope of the process to prepare the related disclosures, the Company requires additional time to prepare and review its disclosures in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2024. The Company expects to file such report by August 14, 2024.

PART IV– OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Vinay Bassi, Chief Financial Officer	(251)	639-8100
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward-Looking Statements

This Notification of Late Filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, among other things, statements regarding the impact of the Company’s material weakness in internal control over financial reporting and the Company’s disclosure controls and procedures on its financial statements and other public disclosures, the anticipated timing for filing the Company’s Q2 2024 Form 10-Q, the financial results of the Company for Q2 2024, including impacts associated with the out-of-period adjustments to the Company’s accounts receivable and total revenues for Q2 2024, the Company’s remediation efforts and related matters. Forward-looking statements include statements that are not historical facts and can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will,” “would” or similar expressions and the negatives of those terms. Our actual results and the timing of events could materially differ from those anticipated in such forward-looking statements as a result of certain risks and uncertainties including those described in more detail in the Company’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q and other documents on file with the SEC, as well as the risks of the possibility of further material delays in the Company’s financial reporting and the possibility the control deficiencies identified or that may be identified in the future will result in additional material weaknesses in the Company’s internal control over financial reporting. The Company disclaims and does not undertake any obligation to update or revise any forward-looking statement in this filing, except as required by applicable law or regulation.

TruBridge, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 12, 2024	By:	/s/ Vinay Bassi
Vinay Bassi Chief Financial Officer